FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of July 2010

Commission File Number: 001-15152

SYNGENTA AG
(Translation of registrant’s name into English)

Schwarzwaldallee 215
4058 Basel
Switzerland
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Re:                                SYNGENTA AG

Press Release:               "Syngenta and Bayer CropScience sign global cotton technology licensing agreement"

Herewith we furnish a press release related to Syngenta AG. The full text of the press release is the following:
# # #

Syngenta International AG		Media contact:		Analyst/Investor contacts:

Media Office		Médard Schoenmaeckers		Jennifer Gough
CH-4002 Basel		Switzerland	+41 61 323 2323	Switzerland	+41 61 323 5059
Switzerland				USA	+1 202 737 6521
Tel:	+41 61 323 23 23
Fax:	+41 61 323 24 24			John Hudson Switzerland	+41 61 323 6793
				USA	+1 202 737 6520
www.syngenta.com

Basel, Switzerland, July 14, 2010

Syngenta and Bayer CropScience sign global cotton technology licensing agreement

Syngenta and Bayer CropScience have entered into a long-term business agreement relating to a key plant biotechnology trait. Under the agreement, Syngenta has granted Bayer CropScience a worldwide, non-exclusive license for use of VIPCOTTM insect control technology in cotton.

The VIPCOT technology expresses two insecticidal proteins that are highly effective against a number of important cotton pests, including cotton bollworm (Helicoverpa zea) and tobacco budworm (Heliothis virescens). The addition of VIPCOT will complement Bayer’s existing portfolio of cotton solutions, which includes high-performance cottonseed brands FiberMax®, Stoneville® and Surpass®, and technologies including LibertyLink® and GlyTol® herbicide-tolerance and TwinLink® insect resistance.

Davor Pisk, Chief Operating Officer of Syngenta Seeds, said, “This agreement further demonstrates the innovation that Syngenta is delivering in biotechnology. VIPCOT contains the same gene as AGRISURE VIPTERA™, to be launched by Syngenta in the US corn market later this year. The agreement with Bayer CropScience means that cotton growers will also see an expansion of the technology options available to them.”

“Bayer is committed to being a leader in bringing innovative cotton solutions to farmers that help them tackle tough agronomic challenges and become more productive and profitable,” said Dr. Joachim Schneider, Head of the BioScience business unit of Bayer CropScience. “We have one of the most robust cotton technology pipelines in the business, and we are pleased to be working with Syngenta to advance yet another insect control technology offering to benefit cotton farmers worldwide.”

Further details of the agreement were not disclosed.

Syngenta is one of the world's leading companies with more than 25,000 employees in over 90 countries dedicated to our purpose: Bringing plant potential to life.  Through world-class science, global reach and commitment to our customers we help to increase crop

Syngenta – July 14, 2010 / Page 1 of 2

productivity, protect the environment and improve health and quality of life.  For more information about us please go to www.syngenta.com.

Cautionary Statement Regarding Forward-Looking Statements

This document contains forward-looking statements, which can be identified by terminology such as ‘expect’, ‘would’, ‘will’, ‘potential’, ‘plans’, ‘prospects’, ‘estimated’, ‘aiming’, ‘on track’ and similar expressions. Such statements may be subject to risks and uncertainties that could cause the actual results to differ materially from these statements. We refer you to Syngenta's publicly available filings with the U.S. Securities and Exchange Commission for information about these and other risks and uncertainties. Syngenta assumes no obligation to update forward-looking statements to reflect actual results, changed assumptions or other factors. This document does not constitute, or form part of, any offer or invitation to sell or issue, or any solicitation of any offer, to purchase or subscribe for any ordinary shares in Syngenta AG, or Syngenta ADSs, nor shall it form the basis of, or be relied on in connection with, any contract therefor.

Syngenta – July 14, 2010 / Page 2 of 2

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SYNGENTA AG

Date:	July 14, 2010	By:	/s/ Tobias Meili
			Name:	Tobias Meili
			Title:	Head Corporate Legal Affairs

		By:	/s/ Brigitte Benz
			Name:	Brigitte Benz
			Title:	Deputy Head Shareholder Services & Group Administration